Exhibit 99.2

Sun Life Financial Inc. (the “Corporation”)
Annual Meeting of Common Shareholders
May 10, 2017

Report on Voting Results
National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	275,645,807	99.0%	2,679,714	1.0%
Dean A. Connor	277,852,923	99.8%	472,598	0.2%
Stephanie L. Coyles	277,650,793	99.8%	674,728	0.2%
Martin J. G. Glynn	277,774,338	99.8%	551,183	0.2%
M. Marianne Harris	277,499,116	99.7%	826,405	0.3%
Sara G. Lewis	275,754,919	99.1%	2,570,602	0.9%
Christopher J. McCormick	277,588,532	99.7%	736,989	0.3%
Scott F. Powers	277,742,283	99.8%	583,238	0.2%
Réal Raymond	277,424,693	99.7%	900,828	0.3%
Hugh D. Segal	277,678,756	99.8%	646,765	0.2%
Barbara G. Stymiest	277,753,143	99.8%	572,378	0.2%
A. Greig Woodring	277,748,138	99.8%	577,383	0.2%

Appointment of Auditor

Deloitte LLP was appointed as Auditor of the Corporation.

Votes For %		Votes Withheld %
283,390,488	98.2%	5,219,911	1.8%

Non-Binding Advisory Vote on Approach to Executive Compensation

An advisory vote on the Corporation’s approach to executive compensation disclosed in the
Management Information Circular dated March 20, 2017 was held.

Votes For %		Votes Against
268,887,350	96.6%	9,454,382	3.4%

/ s / “Brigitte K. Catellier”
Brigitte K. Catellier
Vice-President, Associate General Counsel & Corporate Secretary